Mail Stop 4561
via fax (925) 236-4321

January 2, 2009

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

      Re: **Sybase, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed on February 29, 2008
               File No. 001-16493

Dear Mr. Chen:

      We have reviewed your response letter dated December 12, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 13, 2008.

Form 10-K Filed on February 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 47

1.   We note your response to our prior comment 1 and your reference to the disclosures on page 49 where you indicate that approximately 50% of the Company's cash is held outside of the U.S. and most of this foreign cash cannot be repatriated due to foreign governmental and regulatory controls and/or dividend restrictions or would be subject to additional U.S. or foreign taxes when repatriated. You further indicate management determined that during 2008 it would use approximately $200 million of its cash balances to repurchase its

shares on the open market, which is a higher estimate than the prior three year average of stock repurchases. Pursuant to Release 33-8350, which has devoted a separate section specifically to disclosures regarding liquidity and capital resources, companies should include in their liquidity discussion, the existence, and timing of known and reasonably likely cash requirements and a description of expected changes in the mix and relative cost of capital resources. While we note the disclosures referenced in your response, which are included in your results of operations discussion and your financial statement footnotes, the Staff continues to believe that your liquidity and capital resources disclosures should be enhanced in the future to more clearly explain the potential use of funds (i.e. the increase in anticipated stock repurchases) as well as the sources of such funds (i.e. repatriation of foreign funds previously considered permanently reinvested). We refer you to Section IV of SEC Release 33-8350.

Contractual Obligations, page 50

2.   We note your response to our prior comment 2 where you indicate that the Company has projected that no payments would be made during the next twelve months for any contingent obligation arising from your unrecognized tax benefits. You also indicate that the Company is unable to accurately estimate the timing of such payments and accordingly, you have excluded the unrecognized tax benefits from your contingent obligation table. Please note while management may apply its judgment in determining what items should be included or excluded from the table, if management's judgment results in items being excluded then the accompanying footnotes should describe the nature of items excluded and why they are excluded. Please revise your disclosures in future filings to include a discussion of the Company's contingent obligation arising from your unrecognized tax benefits and the reasons such amounts were excluded from your contractual obligations table.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant at (202) 551-3481 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief